NEWS RELEASE

RUBICON
MINERALS CORPORATION

TORONTO STOCK,EXCHANGE SYMBOL: RMX               AMEX SYMBOL: RBY                                                                                                                                   PR04-22
NOVEMBER 23, 2004

RUBICON REPORTS UP TO 53 METRES OF 2.98% COPPER AND 1.36% COBALT FROM KALUKUNDI!

— Feasibility work proceeding with May-June 2005 scheduled completion —

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX; RBY.AMEX) is pleased to announce an update on the Kalukundi copper-cobalt deposit, located in the DRC. Rubicon holds a 35.61% interest (which can be increased to 39.91%) in a private B.C. incorporated company, Africo Resources Ltd. (“Africo”) which is earning a 75% interest in the Kalukundi deposit.

The Kalukundi deposit contains an inferred oxide resource* of 16.9 million tonnes grading 3.03% copper and 0.66% cobalt down to a vertical depth of 150m (12.93% copper equivalent grade based on US$0.90 copper and US$15.00 cobalt per pound). Current diamond drilling is designed to upgrade the classification of the resource as part of a feasibility study (all work funded by Africo) which is scheduled to be completed May-June of 2005.

Results have been received for four diamond drill holes testing part of the 700 metre long C5 principal south limb (C5PSL) target or fragment (see www.rubiconminerals.com for location map). The C5PSL target comprises approximately 6.4 million tonnes grading 2.77% copper and 0.76% cobalt, and forms part of the total inferred resource reported above. Results of holes are summarized below:

Drillhole No.	From (m)	To (m)	Core length (m)	Copper %	Cobalt %

K13	42.00	95.00	53.00	2.98	1.36
K16	100.00	138.00	38.00	2.84	0.89

K14	35.00	70.00	35.00	2.68	0.72
K15	56.00	125.70	29.97	2.63	0.37

Note: the greater apparent thickness intersected in BH K13 is due to fault duplication. The boreholes have been listed as above as they occur on the same section line, thus showing vertical continuity from K13 to K16 and from K14 to K15. Note that, although true thicknesses have not yet been determined, reported core lengths correspond well with those of historic intercepts which form part of the current inferred resource.

Key features of the results include:

o	Newly reported holes average 2.77% copper and 0.80% cobalt over an average core length of 39.14 metres (14.8% copper equivalent grade using long term prices of $0.90 cents per pound copper and $15 per pound cobalt).

o	New results confirm grades and thicknesses of five historical drill holes in this area which returned an average grade of 2.73% copper and 0.72%.

o	Holes confirm the oxide nature of the mineralization to at least 100 metres vertical depth.

o	The C5 principal south limb target area and three other areas are being tested at a 50 metre drill spacing to allow new resources to be modeled with increased confidence.

“We are excited to see results of ongoing drilling confirming consistent and exceptional grades and thicknesses of the Kalukundi deposit. The deposit is near surface, occurs as oxide and contains high copper grades. When cobalt grades are taken into account, the deposit is exceptionally high grade. Grades compare very favourably with high grade copper deposits worldwide and are very high grade when compared with the lower grade porphyry copper deposits. We look forward to results from additional drilling on this and other zones over the next few months leading to a new resource estimation for the deposit,” stated David Adamson.

Feasibility Study programs

Six major consultants have been appointed to undertake key aspects of the feasibility study. These are: MDM Ferroman – managing consultant; SRK – project auditor; RSG Global — Resource calculations & open pit optimization and mine planning; Knight Piesold – Mining and plant geotechnical studies; AMC – Environmental impact assessment (EIA), hydrogeological work, tailings dam design and geotechnical studies; MINTEK – Metallurgical testwork..

In connection with these studies, a bulk surface sample has been taken and sent to MINTEK for metallurgical and comminution testwork. Detailed surface surveying for mine planning and plant design is in progress. Baseline EIA studies are in progress.

NQ drill core was sawn on site, bagged and shipped via air freight to South Africa. Assays were carried out by SGS Lakefield in South Africa using total fusion XRF and thus reflect total copper and cobalt contents. Assaying has included standard and blank samples with each analytical batch. Work was carried out under the supervision of Michael Evans (Pr.Sci.Nat), the Q.P. on the project under 43-101. Drilling sampling and assay protocols have been audited on site by SRK Consulting of Johannesburg, South Africa.

Rubicon Minerals Corporation is a Canadian-based mineral exploration company listed on both the TSX and AMEX and focuses on gold exploration in Canada. In addition to its Africo ownership, the Company also holds a 60% interest in Toquima Minerals Corporation, a Nevada and Alaska focused exploration company.

*The Kalukundi resource has been categorized in a March 2004 report as an Inferred Resource by SRK Consulting in accordance with the JORC code for reporting of minerals resources which conforms to the requirements of National Instrument 43-101. The report has been prepared by V.M. Simposya, Pr. Sci. Nat and reviewed by Dr. M. Harley, who is a qualified person under the JORC Code, both are in the employ of SRK Consulting. The resource is based on eight drill holes completed in 1986-87 by Gecamines (2696.7 metres) and a further 12 drill holes by JCI Consolidated in 2002 (1439.85 metres). Borehole spacing is at an average 100 metres spacing. Structural measurements and geological contacts from boreholes, drillholes and trenches were used in sectional and, thereafter, three dimensional wireframe models. Uncertainties in the resource derive from poor core recoveries, unknown extent of surface leaching and limited data within 50 metre of surface.

The estimate of mineral resources may be materially affected by unknown environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Copper equivalent grade values have been calculated by converting the assay values of cobalt to copper using stated commodity prices. More accurate copper equivalent grades depend on factors such as metal recoveries and treatments to be determined by the feasibility study.

The statements contained herein that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.

RUBICON MINERALS CORPORATION

David W. Adamson

President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com Rubicon Minerals Corporation Suite 1540 – 800 West Pender Street, Vancouver BC CANADA V6C 2V6 www.rubiconminerals.com _________________________________________________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.                                                  Page 2of 2
The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.